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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northcoast Research Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 East Ninth Street Suite 1500
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sal Raffa	216-468-6955	sal.raffa@northcoastresearch.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Barnes Wendling CPAs, Inc.
(Name – if individual, state last, first, and middle name)

1350 Euclid Avenue Suite 1400	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

04/22/2008	3179
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Sal Raffa_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Northcoast Research Partners, LLC_____, as of ___December 31_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: ___Chief Financial Officer_____

EDWARD A. KORSOK
Notary Public, State of Ohio
My Commission Expires May 17, 2026

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION, SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL REPORTS

DECEMBER 31, 2025

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

1350 Euclid Ave., Ste. 1400   5050 Waterford Drive   5002 Timber Commons Drive   113 N. 2nd St.
Cleveland, OH 44115-1830   Sheffield Village, OH 44035-1497   Sandusky, OH 44870-8906   Palatka, FL 32177-3705
P 216.566.9000 • f 216.566.9321   P 440.934.3850 • f 440.934.3950   P 419.626.3627 • f 419.626.3796   P 386.328.1553 • f 386.328.5144

Toll free 800.369.6375 | barneswendling.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Auditors' Report on Supplemental Information

The Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statement as a whole.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
We have served as the Company's auditor since 2019.
Cleveland, Ohio
February 25, 2026

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2025
ASSETS		
Cash	$	967,709
Deposit held by clearing broker		258,370
Receivable from broker		102,542
Receivables from customers		139,502
Prepaid expenses		69,424
Equipment, net		78,146
Right-of-use asset, net		162,410
	$	1,778,103
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	30,021
Accrued payroll		266,293
Deferred revenue		41,128
Lease liability		184,928
TOTAL LIABILITIES		522,370
MEMBER'S EQUITY		1,255,733
	$	1,778,103

See accompanying notes to statement of financial condition.

NORTHCOAST RESEARCH PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings or Parent), is registered as a broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (FINRA) and is an Investment Adviser under the Ohio Advisors Act Chapter 1301:6.

NOTE B – Summary of significant accounting policies

General
The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and restricted cash equivalents
Cash and restricted cash equivalents consist of cash and other highly liquid resources, such as money market funds with an original maturity of three months or less when purchased. Cash and restricted cash equivalents included a money market fund account set aside as collateral for the Parent's demand line of credit as required by contractual agreement with the bank at January 1, 2025. In 2025, the restriction was released by the bank. The restricted cash equivalent balance is $0 as of December 31, 2025.

Deposit held by clearing broker
Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a certain level of cash on deposit with the clearing broker. Should the clearing broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker. Deposit held by clearing broker at December 31, 2025 is $258,370. Management evaluated the credit worthiness of the clearing broker along with consideration of historical trends and determined no allowance for credit losses was necessary for the deposit held by clearing broker as of December 31, 2025.

NORTHCOAST RESEARCH PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE B – Summary of significant accounting policies, continued

Concentration of credit risk and credit losses
The Company's cash balance is primarily held in two financial institutions. For each financial institution, the respective balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from four customers at December 31, 2025 that comprised 53% of the receivables from customers balance.

The Company is further exposed to credit risk for commissions receivable from broker, which is collected within 30 days, and the Company is also exposed to credit risk for the deposit held by clearing broker. Such credit risk is generally limited to the amount of the receivable from broker and deposit held by clearing broker.

In the normal course of business, the Company's customers and clearing broker activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss or gain.

The Company has not experienced significant nonperformance by any customer or it's clearing broker in the above situations during 2025 nor does it anticipate it will. In addition, the Company has a policy of reviewing, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

As of December 31, 2025, management is not aware of any other significant concentrations of credit risk.

Receivables from broker and customers and allowances
Receivables from broker and customers totaled $242,044 and $347,915, at December 31, 2025 and 2024, respectively. Receivables from broker included $3,968 of unsettled regular-way trades. Receivables from broker and customers are recorded and carried at the amount expected to be collected. Management considers historical experience, credit quality of customers, current economic conditions and other factors that may affect the Company's ability to collect from customers when assessing the need for an allowance for credit losses. The Company has not experienced significant nonperformance by any customer in 2025 and 2024. Based upon management's assessment as of December 31, 2025, no allowance for receivables was recorded as of December 31, 2025.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE B – Summary of significant accounting policies, continued

Equipment

Equipment consisted of the following at December 31, 2025:

Furniture and fixtures	$	35,514
Office equipment		107,193
		142,707
Less accumulated depreciation		(64,561)
	$	78,146

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures and 3 years for office equipment.

Income taxes

The Company is not required to file Federal or state income tax returns. Due to being a single member limited liability company, the Company's income, gains, losses, deductions and credits are included on Holdings' tax return. Accordingly, there is no provision for income taxes in the accompanying financial statement. Holdings, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Holdings' income, gains, losses, deductions and credits.

Segment Reporting

The Company manages its business within a single operating segment in accordance with ASC Topic 280, Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Executive Management Committee, in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2025 and February 25, 2026, which is the date that the financial statements were issued, for possible recognition or disclosure in the financial statements.

NORTHCOAST RESEARCH PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE C – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the Internal Revenue Service. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the Company's financial performance in the calendar year.

NOTE D – Office Lease and lease commitments

In 2013, Holdings decided to relocate the Company's office space and entered into a non-cancelable ten-year operating lease commencing on February 1, 2014.

The Company signed an amendment to their existing lease for their office space beginning February 1, 2024 (Amendment). The Amendment extends the current lease by 36 months through January 31, 2027.

The rentable square footage was reduced along with rent payments. Future minimum lease payments under the amended lease agreement as of February 1, 2024 were $482,508.

Under ASU No. 2016-02, Leases (Topic 842), the Company recorded a right-of-use asset and related lease liability of $406,684 as of February 1, 2024. The lease liability was calculated utilizing a discount rate of 10.75%. The operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's operating lease does not provide an implicit rate, the Company estimated its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. As of December 31, 2025, the right-of-use asset is $162,410 and the related lease liability is $184,928.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Accounting principles generally accepted in the United States of America require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $22,515 at December 31, 2025.

Future minimum lease payments under lease agreement as of December 31, 2025 are as follows:

2026	181,587
2027	15,167
Total lease payments	196,754
Less: interest	(11,826)
Present value of lease liabilities	$ 184,928

NORTHCOAST RESEARCH PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE E – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the Securities and Exchange Commission and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2025 was $23,997. At December 31, 2025, the Company's net capital was $968,661 and exceeded the minimum net capital requirement by $944,664. The Company's ratio of aggregate indebtedness at December 31, 2025 was .37 to 1. The Company is exempt under provision (k)(2)(ii) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Supplemental Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND STATEMENT PURSUANT TO RULE 17a-5(d)(2)(iii)

DECEMBER 31, 2025

Total member's equity from statement of financial condition	$ 1,255,733
Nonallowable assets:	
Receivables	139,502
Equipment and leasehold improvements, net	78,146
Prepaid expenses	69,424
Total nonallowable assets	287,072
Net capital	$ 968,661
Net capital requirement (greater of $5,000 or 6-2/3% aggregate indebtedness)	$ 23,997
Excess net capital	$ 944,664
Total aggregate indebtedness	$ 359,960
Percentage of aggregate indebtedness to net capital	.37 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2025.

Supplemental Reports



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report Confidential Pursuant to Rule 17a-5(e)(3), in which (1) Northcoast Research Partners, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report Confidential Pursuant to Rule 17a-5(e)(3) because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: providing equity research services which the Company is directly compensated either from their customer or their designated payee. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

- 10 -

1350 Euclid Ave., Ste. 1400
Cleveland, OH 44115-1830
P 216.566.9000 • f 216.566.9321

5050 Waterford Drive
Sheffield Village, OH 44035-1497
P 440.934.3850 • f 440.934.3950

5002 Timber Commons Drive
Sandusky, OH 44870-8906
P 419.626.3627 • f 419.626.3796

113 N. 2nd St.
Palatka, FL 32177-3705
P 386.328.1553 • f 386.328.5144

Toll free 800.369.6375 | barneswendling.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
We have served as the Company's auditor since 2019.
Cleveland, Ohio
February 25, 2026

NORTHCOAST RESEARCH PARTNERS, LLC
EXEMPTION REPORT

Northcoast Research Partners, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii), for its fully-introduced activities with customers.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: providing equity research services which we are directly compensated either from our customer or its designated payee, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Northcoast Research Partners, LLC

I, Sal Raffa, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 25, 2026